

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 20, 2014

<u>Via E-mail</u>
Robert Wilson
Chief Executive Officer
On the Move Systems Corp.
3001 North Rocky Point Drive East, Suite 200
Tampa, Florida 33607

      Re: On the Move Systems Corp.
               Item 4.02 Form 8-K
               Filed June 16, 2014
               File No. 333-168530

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                               Sincerely,

                                              /s/ Heather Clark

                                              Heather Clark
                                              Staff Accountant